United States

Securities and Exchange Commission

Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

A.	Name of issuer or persons filing (collectively, the “Filer”):	COMPUTERSHARE ADVANTAGE TRUST OF CANADA (Formerly known as BNY Trust Company of Canada)

B.	(1) This is

☒ an original filing for the Filer

☐ an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

	Names of registrants:	Bell Canada and BCE Inc.

	Form type:	F-10

	File numbers (if known):	333-294864-01 and 333-294864

	Filed by:	Bell Canada and BCE Inc.

	Date Filed (if filed concurrently, so indicate):	April 2, 2026 (concurrently with Form F-10)

D.	The Filer is incorporated or organized under the laws of Canada. The Filer has its principal place of business at Computershare Advantage Trust of Canada, 88A East Beaver Creek Rd., Richmond Hill, Ontario, L4B 4A8, Canada, e-mail: noticescatc@computershare.com; phone number: 1-416-263-9275.

E.

(1)   The Filer designates and appoints Corporate Creations Network Inc., located at 600 Mamaroneck Avenue #400, Harrison, New York 10528, United States (phone number: 1-866-761-1444) as the agent of such Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) Any investigation or administrative proceeding conducted by the Securities and Exchange Commission (the “Commission”); and

(b) Any civil suit or action brought against such Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by such Filer on Form F-10 on April 2, 2026 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date BCE Inc. has ceased reporting under the Securities Exchange Act of 1934. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	Not applicable.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, Toronto, Canada on, this 2nd day of April, 2026.

Filer:	COMPUTERSHARE ADVANTAGE TRUST OF CANADA

Date: April 2, 2026	By:	/s/ Francis Nixon
Name: Francis Nixon
Title: Manager Corporate Trust

This statement has been signed by the following person in the capacity and on the date indicated:

Corporate Creations Network Inc.

as Agent for Service of Process

Date: April 2, 2026	By:	/s/ Jim Perkins
Name: Jim Perkins
Title: EVP